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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.    X                Form 40-F.
                      ---------                      --------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                 No.    X
                ---------           ---------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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     China Southern Airlines Company Limited (the "Company") on November 30,
2004 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the resolutions passed at the First Extraordinary General Meeting of the Company. A copy of the English announcement is included in this Form 6-K of the Company.


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            [LOGO]            [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                  ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE
              FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2004


--------------------------------------------------------------------------------
The Company and all members of its board of directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.
--------------------------------------------------------------------------------

The first Extraordinary General Meeting for the year 2004 (the "EGM") of China Southern Airlines Company Limited (the "Company") was held at the Company's headquarters at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, People's Republic of China ("PRC") on November 29, 2004. Three shareholders and authorized proxies holding an aggregate of 2,321,108,919 shares carrying voting rights, which represented 53.06% of the total share capital of the Company, were present at the EGM which was in compliance with the requirements of the Company Law of the PRC and the provisions of the Articles of Association of the Company. After consideration by the shareholders and authorized proxies and through voting by way of a poll and on a named basis, the following resolutions were passed at the EGM:

THE ORDINARY RESOLUTIONS:

1. The proposed resignation of Mr. Yan Zhi Qing as a director of the Company for age reason.

     Votes in favour of the resolution: 2,321,064,169 shares; and votes against the resolution: 44,750 shares, representing 99.99% and 0.01% respectively of the total number of shares held by shareholders (including proxies) present at the EGM carrying voting rights.

     The shareholders and authorized proxies present at the EGM acknowledged that during Mr. Yan's tenure of directorship, he diligently and faithfully carried out his duties as a director of the Company and actively pursued the various developments plans of the Company. The Company hereby extends its appreciation for Mr. Yan's efforts and contribution to the Company during the tenure of his directorship.

2. The proposed election of Mr. Liu Shao Yong, as nominated by China Southern Air Holding Company in accordance with the Articles of Association of the Company, as a director of the fourth session of the Board of the Company.

     Votes in favour of the resolution: 2,306,801,920 shares; and votes against the resolution: 10,075,500 shares, representing 99.57% and 0.43% respectively of the total number of shares held by shareholders (including proxies) present at the EGM carrying voting rights.

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), KPMG was appointed as the scrutineer in respect of votings at the EGM. Ms. Zhang Zhen Ya, PRC lawyer from Z&T Law Firm, attended the EGM and issued a legal opinion that the convening of the EGM, the procedures for the holding of the EGM, the eligibility of the persons who attended the EGM and the procedures for voting at the EGM are in compliance with the PRC Company Law, the Opinion on the Regulation of the Shareholders' Meeting of a Listed Company, and the Company's Articles of Association, and that the resolutions passed at the EGM are lawful and valid.

                                            By order of the Board
                                                   SU LIANG
                                              Company Secretary

Guangzhou, the People's Republic of China
November 29, 2004

Note: The taking of the poll results was scrutinised by KPMG, Certified Public
      Accountants, whose work was limited to the conduct of certain procedures requested by the Company in accordance with the provisions of the Listing Rules to confirm that the poll results summary prepared by the Company were identical with the results shown in the poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By  /s/  Su Liang
                                           -------------------------------------
                                           Name:  Su Liang
                                           Title: Company Secretary


Date: December 1, 2004